

January 20, 2010

Via U.S. Mail and Fax (713) 860-2640
Mr. Robert V. Deere
Chief Financial Officer
Genesis Energy, L.P.
919 Milam, Suite 2100
Houston, TX 77002

> **Re:** **Genesis Energy, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
>
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **Filed November 9, 2009**
> **File No. 001-12295**

Dear Mr. Deere:

      We have reviewed your response letter dated December 2, 2009, along with the filings referenced above, and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended December 31, 2008

Executive Compensation, page 67

1.   You indicate that the limited partnership reimburses the General Partner for "direct and indirect expenses" attributable to management of the limited partnership. It appears, based on your disclosure, that this includes reimbursement for salaries paid to executive officers of the General Partner. Revise your discussion of Executive Compensation to clarify whether this is correct and, if it is, discuss the payments made by the limited partnership to executive officers of the General Partner. Clarify also the extent to which the

compensation of those officers is attributable to the limited partnership and provide the disclosure required by Item 402 of Regulation S-K.

Note 3. Acquisitions, page 112

2.   We have reviewed your response to our prior comment 3 in which you discussed the basis for concluding that DG Marine is a variable interest entity. To further our understanding, please provide us with your analysis supporting your conclusion that you are the primary beneficiary and should consolidate DG Marine. In your response, please tell us how you considered the guidance of paragraphs 16 and 17 for including related parties, such as TD Marine, in identifying the primary beneficiary.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Bob Carroll at (202) 551-3362, or Shannon Buskirk, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696, or me at (202) 551-3745 with any other questions.

                                        Sincerely,

                                         /s/ Anne Parker for

                                         H. Roger Schwall
                                         Assistant Director